Weil, Gotshal & Manges LLP
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New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

October 14, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Sonia Gupta Barros

Re:                             Rouse Properties, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed October 14, 2011

File No. 001-35287

Dear Ms. Barros:

On behalf of our client, Rouse Properties, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 001-35287), together with certain exhibits thereto, including the Preliminary Information Statement filed as Exhibit 99.1 thereto (the “Information Statement”).

Set forth below in bold are each of the comments in the Staff’s letter of September 26, 2011.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

General

1.              Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company respectfully advises the Staff that it does not expect to add any additional graphics, maps, photographs or related captions or other artwork to the Information Statement. However, should the Company decide to add any such materials, the Company will provide copies to the Staff for review prior to including these items in any information statement distributed to prospective investors.

Item 15.  Financial Statement and Exhibits

2.              Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file the tax opinion referred to on page 84 of the Information Statement with your next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Company respectfully advises the Staff that it will submit all exhibits as promptly as possible.  The Company has supplementally provided a copy of the draft tax opinion for the Staff’s review.  In addition, the Company respectfully advises the Staff that the Company is filing the “form of” certain of the Company’s material agreements because such agreements will not be executed until after the effectiveness of the registration statement when the distribution is completed. The Company hereby confirms that all material agreements that will not be executed until the distribution is completed will be filed by the Company on a Form 8-K following the distribution.

Exhibit 99.1

Information Statement Summary

Our Business, page 1

3.              Please clarify if GGP is contributing all its Class B assets to you. In the event that certain Class B assets are being retained by GGP, please discuss why the particular assets being contributed were selected for contribution.

The Company has revised the disclosure on page 6 to clarify that GGP is contributing a significant portion of its Class B malls to Rouse.  As disclosed on page 6 GGP considered contributing each of its Class B malls to Rouse, but determined that certain of these malls did not share the same characteristics as the majority of the malls in Rouse’s portfolio in terms of capital structure, capital needs, sales productivity, tenant mix and growth potential.  GGP determined that Rouse would be better positioned to execute its business strategy and to compete effectively if those malls were retained by GGP.

4.              Please disclose in this section what liabilities are being assumed by you as part of the separation.

The Company has revised the disclosure on page 5 to disclose what liabilities are being assumed by the Company as part of the separation.

Real Estate Property Net Operating Income and Core Net Operating Income, page 9

5.              Please clarify if lease termination fees are included in net operating income, to the extent such fees are material.

The Company has revised the disclosure on page 11 to clarify that lease termination fees are included in net operating income.

6.              Please tell us if management views same store net operating income as a key performance indicator.

The Company respectfully advises the Staff that management does not consider same store net operating income (“same store NOI”) to be a key performance indicator, and that in all periods presented in the information statement, same store NOI does not differ from the NOI presented.  To the extent same store NOI differs from total NOI, and to the extent management considers this metric to be a key performance indicator in the future, management will disclose its period to period same store NOI in future filings.

Funds from Operations, page 10

7.              Please clarify that you use the NAREIT definition of FFO.

The Company has revised the disclosure on page 12 to clarify that it calculates FFO in accordance with the NAREIT definition.

Risk Factors

Our substantial stockholders may exert influence over us that may be adverse..., page 23

8.              We note from your disclosure that affiliates of Brookfield, Pershing Square Capital Management and Blackstone will own more than fifty percent of your common stock following the distribution. Please discuss how this complies with the rule requiring that no more than fifty percent of a REIT’s outstanding shares may be held by five or fewer investors. To the extent non-compliance with this REIT requirements presents a material risk to your business, please discuss in a separate risk factor.

The Company respectfully advises the Staff that the REIT requirement referred to above requires that no more than 50% in value of the Company’s outstanding shares of capital stock be owned, directly or indirectly, by five or fewer “individuals” at any time during the last half of a REIT’s taxable year (excluding the first year of the REIT’s existence).  Brookfield, Pershing Square, and Blackstone are entities, rather than individuals, and the rule is generally applied by looking through such entities.  Therefore, the Company respectfully advises the Staff that its ownership structure does not violate the rule and the ownership of its common stock by Brookfield, Pershing Square, and Blackstone will not subject the Company’s REIT status to any material risk.

Cautionary Statement Regarding Forward-Looking Statements, page 24

9.              We refer to the second sentence in this section and your definition of a forward-looking statement, which incorporates all statements other than statements of historical facts. This definition of a forward-looking statement is too broad. Please revise.

The Company has modified the disclosure on page 26 by deleting the referenced sentence.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

10.       Please provide a more detailed analysis of your anticipated uses of cash in 2012, including debt principal and interest payments, dividend commitments, anticipated capital expenditures

(including those related to your long-term redevelopment project), and other material cash uses. Please describe the sources of cash you anticipate using for these purposes.

The Company has revised the disclosure on pages 44-45 to include a more detailed description of its anticipated cash uses in 2012, to the extent reasonably estimable, including debt principal and interest payments.  The Company has also revised the disclosure on pages 44-45 to describe in further detail the expected sources available to satisfy its future cash needs. The Company respectfully advises the Staff that the amount of the Company’s anticipated capital expenditures and dividend commitments are not currently estimable because these amounts will be a function of, among other items, determinations to be made by the Company’s management and Board of Directors following the completion of the distribution as to near term development needs and plans and the Company’s final capital structure.

11.       Please include disclosure analyzing how any financial covenants in your indebtedness may restrict your ability to incur additional debt to finance your long-term redevelopment projects.

The Company has revised its disclosure on page 81 to include a discussion of the impact that the negative and financial covenants expected to be included in the Company’s debt documents may have on its business.  The Company has also included a risk factor on page 18 that discusses this risk.

12.       We note Brookfield will provide a credit facility and/or a backstop commitment. To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

The Company has added disclosure on pages 3, 25, 34, 44-46, 54 and 75 to describe its anticipated rights offering and to provide the relevant terms of the rights offering backstop commitment from Brookfield to the extent currently known.  The Company has added disclosure on pages 44-45 and 81-82 to describe the credit facilities it expects to have in place at the time of the distribution.   The Company will update this disclosure in future amendments as the terms are finalized.

Contractual Cash Obligations and Commitments, page 44

13.       It appears you have ground leases where you are the lessee. Please tell us how you determined it was unnecessary to include your obligation related to these ground leases in your contractual obligations table. Refer to Item 303 of Regulation S-K.

The Company respectfully advises the Staff that it determined that it was unnecessary to include its obligation related to its ground leases in its contractual obligations table because the total amount of its ground lease commitments is less than $0.7 million (less than 0.1%) of the Company’s total commitments.

14.       Please revise your filing to include a contractual obligations table for your pro forma financial data.

The Company has revised the disclosure on page 48 to include a contractual obligations table for its pro forma financial data.

Operating Metrics, page 56

15.       We note your definition of average effective gross rent disclosure in the tables on page 56. Please advise us how tenant concessions impact this calculation. Note that we believe the term “net effective rent” as used in Form S-11 refers to the rent rate as adjusted for tenant concessions. We may have further comment.

The Company has revised the disclosure in footnote 3 to the table on page 59 to explain that the calculation of average effective gross rent includes the terms of each lease as in effect at the time of the calculation, including any tenant concessions that have been granted.

16.       We refer to footnote 2 in the table and note that the average effective gross rent presented excludes tenants with spaces in excess of 10,000 square feet. Please provide an explanation as to why you believe it is appropriate to exclude these tenants from the average effective gross rent calculation.

The Company has revised the disclosure in footnote 2 to the table on page 59 to explain that the substantial majority (approximately 90%) of the rental spaces in its regional malls are less than 10,000 square feet.  The Company respectfully advises the Staff that it believes that including rental spaces greater than 10,000 square feet would disproportionately weight the average rent as tenants in these spaces typically pay a materially lower rent than tenants in spaces less than 10,000 square feet.  In addition, rental spaces greater than 10,000 square feet account for only approximately 10% of the Company’s total square footage.

17.       Please include a discussion of your leasing results for the prior fiscal year, including a discussion of new rental rates in relation to prior rental rates.

The Company has revised the disclosure on page 59 to include a discussion of its leasing results for the prior fiscal year, including a discussion of new rental rates in relation to prior rental rates.

Lease Expirations, page 56

18.       Please discuss the relationship between current market rents and rents for those leases that will expire in the coming fiscal year.

The Company has revised the disclosure on page 59 to include a discussion of the relationship between current market rents based on its new and renewal lease activity and rents for those leases that will expire in the coming fiscal year.

19.       We refer to footnote 2 in the table and note that leases paying percentage rates are excluded from the expiring rate calculation. Please provide the number of leases that pay percentage rates and are excluded from the calculation, if material.

The Company has revised the disclosure in footnote 2 on page 60 to provide that 240, or approximately 10%, of its leases pay percentage rates and are therefore excluded from the calculation because these percentage rental rates are based on the tenant’s future sales volume which is variable in nature and cannot be projected.

Management, page 62

20.       Please identify all persons who intend to serve as members of your board of directors at the time of the distribution and provide the disclosure required by Item 401 of Regulation S-K.

The Company has revised the disclosure on page 66 to identify the persons who intend to serve as members of the Company’s board of directors at the time of the distribution, and to provide the disclosure required by Item 401 of Regulation S-K.

Description of Indebtedness, page 71

21.       We note $353 million of existing debt will need to be retired with replacement financing prior to the distribution. To the extent that the relevant terms of such replacement financing is known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

The Company has revised the disclosure on page 81 to include a description of its expected term loan facility, the proceeds of which will be used to repay such indebtedness and to pay fees and expenses associated with distribution.

Material United States Federal Income Tax Consequences, page 83

22.       We note your disclosure on page 84 that you will receive an opinion of counsel that you will qualify as a REIT. Please file such an opinion as an exhibit to the Form 10.

The Company respectively advises the Staff that it will file the opinion of counsel that the Company will qualify as a REIT as an exhibit to the Form 10.  The Company has supplementally provided a copy of the draft opinion for the Staff’s review.

Financial Statements

Audited Financial Statements of RPI Businesses

Notes to Consolidated Financial Statements

Note 3 Acquisitions and Intangibles, page F-20

23.       In light of your allocation of a portion of the estimated purchase price to in-place leases, please tell us how you determined it was appropriate to allocate an amount for deferred expenses, net.

The Company respectfully advises the Staff that it allocated a portion of the purchase price to deferred expenses for “leasing commissions” and “legal/marketing” costs related to in-place leases.  The Company allocates value to the cost to originate a lease (including leasing commissions, tenant improvements, and marketing expenses) separately from the value it allocates to in-place leases (measured as the sum of lost revenue that would be incurred during a prospective lease up period) and therefore presents these items separately on the Company’s balance sheet.  These intangible assets are the value of leasing commissions and other leasing related costs (tenant allowances) that would have been incurred had the building been empty.  The Company respectfully advises the Staff that it believes that this methodology is appropriate for the stated purpose and consistent with generally accepted valuation practices.

Note 10 Commitments and Contingencies. page F-27

24.       It appears you have ground leases where you are the lessee. Please tell us how you determined it was unnecessary to disclose the future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. Refer to paragraph 2 of ASC 840-20-50.

The Company respectfully advises the Staff that it determined that it was unnecessary to disclose the future minimum rental payments related to its ground leases as of the date of the latest balance sheet presented because the total amount of the ground lease commitments is less than $0.7 million (less than 0.1%) of the Company’s total commitments.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/ MATTHEW D. BLOCH

Matthew D. Bloch